

February 8, 2012

<u>Via U.S. Mail</u>
Mr. Dominick Pope
Chief Executive Officer
Tranquility, Inc.
P.O. Box 110310
Naples, FL 34108

> **Re:** **Tranquility, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 2, 2011**
> **File No. 000-51413**

Dear Mr. Pope:

We issued a comment to Tranquility, Inc. on the above captioned filing on December 5, 2011. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by February 18, 2012 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by February 18, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Robyn Manuel, Staff Accountant, at (202) 551-3823, or me at (202) 551-3849 if you have any questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant